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                               HOME DIRECTOR, INC.

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                                    DIRECTOR(TM)
                                  ---------------------
                        TRUSTED TECHNOLOGY ADVISOR FOR BUILDERS


                                              FILED PURSUANT TO RULE 424(b)(3)
                                                   REGISTRATION NO. 333-113408


                           PROSPECTUS SUPPLEMENT NO. 1
                      (To Prospectus dated March 19, 2004)


         This is a prospectus supplement to our prospectus dated March 19, 2004 relating to the resale from time to time by selling stockholders of up to 10,588,633 shares of our Common Stock, including shares issuable upon exercise of outstanding warrants. This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.


         THE SECURITIES OFFERED BY THE PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE "RISK FACTORS" REFERENCED ON PAGE 4 OF THE PROSPECTUS IN DETERMINING WHETHER TO PURCHASE THE COMMON STOCK.


Private Placement

         On July 27, 2004, we completed a private placement of equity units consisting of 8,813,569 shares of Common Stock and three-year warrants to purchase 8,813,569 shares of Common Stock at $0.74 per share, for aggregate consideration of $5.2 million ($0.59 per unit). Spencer Trask Ventures, Inc. acted as placement agent.

         Upon completion of the private placement, as of July 27, 2004, there were issued and outstanding 16,035,715 shares of our Common Stock and warrants and options to purchase 24,895,870 additional shares of the Common Stock, exceeding the total of 40,000,000 shares of Common Stock authorized under our certificate of incorporation. Certain of our directors and officers have agreed to suspend their rights to exercise options and warrants to purchase an aggregate of 1,599,394 shares of Common Stock until such time if ever as our certificate of incorporation is amended to increase the authorized shares of Common Stock. Any issuances of more than 667,809 shares of Common Stock in addition to those covered by other outstanding options and warrants would require an amendment to our certificate of incorporation or the cancellation, deferral or suspension of rights to exercise additional options or warrants.

         Net cash proceeds we received from the private placement were approximately $4.4 million, after compensation to the placement agent and other costs of the placement. We plan to use the proceeds primarily for working capital purposes, including a reduction in outstanding liabilities, and we anticipate that our cash resources (which may include borrowings under currently available and anticipated credit facilities) will be sufficient to meet our working capital needs for at least 12 months from the date of this prospectus supplement.

         We paid the placement agent cash compensation of $657,310, including reimbursement for its non-accountable expenses. In addition, we issued to the placement agent five-year warrants to purchase 3,525,427 shares of Common Stock at $0.74 per share. Proceeds of the placement included conversion of $1,015,000 aggregate principal amount of convertible notes that we sold in a bridge financing in May 2004 (described below).

Bridge Financing

         In May 2004, we privately sold $1,015,000 aggregate principal amount of convertible notes and

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warrants to purchase 1,015,000 shares of Common Stock at $1.00 per share for aggregate proceeds of $1,015,000. On June 18, 2004, the $1,015,000 principal amount of the notes converted into equity units in the above described private placement at a conversion price of $0.59 per unit.

Shares Acquired by Officers, Directors and Affiliates

         The table below lists our officers, directors and affiliates (including certain affiliates of the placement agent) who purchased convertible notes in the bridge financing which were converted into equity units in the private placement, including the principal amount of the notes purchased, the number of shares underlying warrants received in the bridge financing, and the aggregate number of shares of Common Stock acquired by each (including shares issuable upon exercise of warrants) after giving effect to the automatic conversion of the notes into equity units.

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                                                                                             SHARES OF COMMON
                                                                                                   STOCK UPON
                                                                       SHARES             CONVERSION OF NOTES
                                                          PRINCIPAL    UNDERLYING           (INCLUDING SHARES
                                                          AMOUNT OF    BRIDGE                      UNDERLYING
INVESTOR                        TITLE                     NOTES        WARRANTS                    WARRANTS)*
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
Kent M. Klineman                Director                  $50,000      50,000                        219,492
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Michael Liddle                  Chief Executive Officer   $50,000      50,000                        219,492
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Ezra P. Mager                   Chairman of the Board     $250,000     250,000                     1,097,458
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Daryl Stemm                     Chief Financial Officer   $15,000      15,000                        100,848
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Spencer Trask Illumination
Fund LLC                        See ** below              $50,000      50,000                        219,492
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Spencer Trask Private Equity
Accredited Fund III LLC         See ** below              $50,000      50,000                        219,492
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Daniel Wise                     See *** below             $50,000      50,000                        219,492
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

* Does not include shares of Common Stock acquired outside of the bridge financing and private placement.

** Affiliate of Spencer Trask Ventures, Inc., the placement agent in the private placement.

*** Daniel Wise is an immediate family member of Michael Wise, one of our directors.

         We have agreed on or before September 10, 2004, to file a registration statement to register under the Securities Act the resale of the shares of Common Stock underlying the equity units sold in the private placement, the shares of Common Stock underlying the warrants issued in the bridge financing, and the warrants issued to the placement agent.